SAMEX MINING CORP.

#301 32920 Ventura Avenue, Abbotsford, BC, V2S 6J3  TEL:  (604) 870-9920  FAX:  (604) 870-9930

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of SAMEX MINING CORP. (the “Company”), will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, June 1, 2006 at 2:30 in the afternoon, Abbotsford time, for the following purposes:

1.

To receive the Annual Report of the Directors to the Shareholders;

2.

To receive the Audited Financial Statements of the Company for the fiscal period ended December 31, 2005, and the Auditors’ Report thereon;

3

To consider and if thought fit, to approve the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors for the ensuing year, at a remuneration to be fixed by the Directors of the Company;

4.

To determine the number of Directors of the company at six (6);

5.

To elect Directors for the ensuing year;

6.

To consider and, if thought fit, pass an ordinary resolution to ratify, confirm and approve the Company’s Stock Option Plan as described in the accompanying Information Circular delivered herewith; and

7.

To transact such other business as may properly come before the Meeting.

Also accompanying this Notice of Meeting is a Supplemental Mailing List Return Card, an Information Circular, Proxy, and an Annual Report with audited Consolidated Financial Statements for the fiscal period ended December 31, 2005.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY’S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE.  THE PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPT., 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, OR BY FAX: 1-866-249-7775 OR (416) 263-9524 AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING.  THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.

DATED at Abbotsford, British Columbia this 18th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

SAMEX MINING CORP.

“Jeffrey P. Dahl”

________________________________________

JEFFREY P. DAHL

PRESIDENT

detach for mailing

SAMEX MINING CORP.

SUPPLEMENTAL MAILING LIST - RETURN CARD

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject corporation may elect annually to receive interim financial statements of the corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

SAMEX MINING CORP.

OR BY FAX TO: (604) 870-9930

#301- 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

I, the undersigned, certify that I am the owner of securities of SAMEX Mining Corp. and request that my name be placed on the company’s Supplemental Mailing List in respect of its quarterly financial statements.

Name   (please print clearly)

Date

Address

City

     Province

Postal Code

Preferred Method of Communication: (check one) Email __ or Mail __

Email Address:

Signature

Name & Title of Person Signing

 If Different From Above

SAMEX MINING CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on June 1, 2006

INFORMATION CIRCULAR

(as at April 18, 2006, unless otherwise indicated)

1.

SOLICITATION OF PROXIES

This Information Circular is furnished to the common shareholders (“shareholders”) by the Board of Directors of SAMEX MINING CORP. (the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of the shareholders to be held at the hour of 2:30 P.M. in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, June 1, 2006 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.  THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.  To be used at this meeting, the completed Proxy Form should be deposited at the office of Computershare Investor Services Inc., Attn:  Mita Garcia, 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, or by fax: 1-604-661-9401 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by the Board of Directors will be borne by the Company.

2.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of Computershare Investor Services Inc., Attn:  Mita Garcia, 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, by mail or delivery by fax: 604 661-9401 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting; or (b) attending the meeting in person, revoking any prior proxy in writing, and registering with the scrutineers as a shareholder personally present prior to commencement of the Meeting.

3.

EXERCISE OF DISCRETION BY PROXIES

A shareholder’s instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder’s votes on any ballot that may be called for.  IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

4.

CHANGE IN YEAR-END

On November 10, 2005, the Company changed its fiscal year-end from November 30 to December 31 to synchronize it with the year-end of its Chilean subsidiary and with the quarter ends of its Bolivian subsidiaries.  The change will make the Company’s accounting and reporting process more streamlined and efficient.

 As a result, the Company’s annual financial statements for fiscal 2005 (the “transition year”) covered a period of thirteen months ending December 31, 2005.  Fiscal 2006 (the new financial year) will cover a normal period of twelve months ending December 31, 2006.  The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition Year (fiscal 2005)
Interim - For the Three Months Ended February 28, 2005
Interim - For the Six Months Ended May 31, 2005
Interim - For the Nine Months Ended August 31, 2005
Annual Financial Statements For the 13 Month Period Ended December 31, 2005

New Financial Year (fiscal 2006)
Interim - For the Three Months Ended March 31, 2006
Interim - For the Six Months Ended June 30, 2006
Interim - For the Nine Months Ended September 30, 2006
Annual Financial Statements For the 12 Month Period Ended December 31, 2006

5.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditors and any interest from the ownership of shares of the Company where the shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings “Executive Compensation” and “Particulars of Other Matters to be Acted Upon” and as otherwise disclosed herein.

6.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has no maximum number of Common Shares (the “Common Shares”) without par value and Preferred Shares having Special Rights and Restrictions as set forth in the Articles of the Company, each common share carrying the right to one vote.  The share transfer books of the Company will not be closed, but the Board of Directors has fixed April 18, 2006 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual General Meeting.  As of April 18, 2006, the Record Date, 70,343,165 Common Shares and none of the Preferred Shares were issued as fully paid and non-assessable.   A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at the office of the Company at #301 32920 Ventura Avenue, Abbotsford, British Columbia.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares, as at the date hereof, except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
CDS & CO, NCI Account, 25 The Esplanade PO Box 1038, Station A, Toronto, ON, M5W 1G5	56,087,680(1)	79.73%
CEDE & CO, PO Box 20 Bowling Green Stn, New York, NY 10274	7,766,006(1)	11.04%

 (1)These holders act as a depository for brokerage firms and other intermediaries.  Management of the Company is unaware of the beneficial owners of these shares.  The above information was supplied by the Company’s transfer agent, Computershare Investor Services Inc.

7.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Under the Company’s Articles, the quorum for the transaction of business at the meeting consists of two (2) persons being or represented by proxy, shareholders holding at least one-twentieth (1/20) of the issued shares entitled to be voted at the meeting.  Under the Company’s Articles and the Business Corporations Act (British Columbia) a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the ordinary resolutions referred to in the accompanying Notice of Meeting and a majority of not less than three-quarters (¾) of the votes cast at the meeting (in person or by proxy) are required in order to pass special resolutions.

8.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Form of Proxy intend to vote for the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, #1500 – 1140 West Pender Street, Vancouver, BC, V6E 4G1, as auditors of the Company to hold office until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the directors.  Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, have been auditors of the Company since November 9, 2004.

9.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors and it is intended to determine the number of directors at six (6) and to elect six (6) directors for the ensuing year.

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act.  It is the intention of the persons named as proxyholders in the enclosed Form of Proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director, however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation During the Last Five Years	Date of Appointment as Director	Common Shares Beneficially Owned or Controlled Directly or Indirectly
Peter J. Dahl(*)(**) Abbotsford, BC Chairman and Director	Consultant; Director of SAMEX Mining Corp. from November 1995 to present; Chairman of SAMEX Mining Corp. from August, 2001 to present.	November 3, 1995	458,100
Jeffrey P. Dahl Abbotsford, BC President, Chief Executive Officer and Director

President;

Director of SAMEX Mining Corp. from November 1995 to present;  President of SAMEX Mining Corp. from August, 2001 to present; Chief Executive Officer of SAMEX Mining Corp. from May, 2003 to present.

		November 3, 1995	400,000(1)
Robert E. Kell Missoula, MT Vice President, Exploration and Director	Geologist, Vice President, Exploration; Vice President, Exploration of SAMEX Mining Corp. from November 1995 to present.	June 11, 1996	380,000
Larry D. McLean(*) Abbotsford, BC Vice President, Operations, Chief Financial Officer and Director	Vice President, Operations; Vice President, Operations and Director of SAMEX Mining Corp. from November 1995 to present; Chief Financial Officer of SAMEX Mining Corp. from May, 2003 to present.	November 3, 1995	301,525

Name, Municipality of Residence and Position with Company	Present and Principal Occupation During the Last Five Years	Date of Appointment as Director	Common Shares Beneficially Owned or Controlled Directly or Indirectly
Patricio G. Kyllmann(**) La Paz, Bolivia Director	Director, Hansa Ltda. (commercial, industrial firm) from August 2001 to present President of SAMEX Mining Corp. from November 1995 to August, 2001; Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	61,700
Allen D. Leschert(*)(**) West Vancouver, BC Director and Legal Counsel	Barrister and Solicitor; Leschert & Company Law Corporation Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	267,012

NOTES:

 (*)   Denotes member of Audit Committee

(**)  Denotes member of Compensation Committee

(1)   350,000 shares are held directly and 50,000 are held indirectly

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years.  Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company’s transfer agent.

10.

EXECUTIVE COMPENSATION

Interpretation

In this section:

“Chief Executive Officer” or “CEO” means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“Chief Financial Officer” or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“Named Executive Officer” or “NEO” means:

a)

each CEO;

b)

each CFO:

c)

each of the Company’s three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Summary Compensation Table

The compensation for the NEOs for the Company’s most recently completed financial year is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SAR’s Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Comp- ensation ($)
Jeffrey P. Dahl President & CEO	2003 2004 2005	84,000 135,000 135,000	7,000 nil nil	nil nil nil	125,000 125,000 (1)350,000	nil nil nil	nil nil nil	nil nil nil
Larry D. McLean Vice President, Operations & CFO	2003 2004 2005	75,000 87,000 87,000	6,250 nil nil	nil nil nil	125,000 125,000 (1)350,000	nil nil nil	nil nil nil	nil nil nil
Robert E. Kell Vice President, Exploration	2003 2004 2005	US$87,000 US$102,000 US$102,000	US$7,250 nil nil	nil nil nil	125,000 125,000 (1)350,000	nil nil nil	nil nil nil	nil nil nil
(1)	replaces 300,000 options that expired on April 19, 2005, plus an additional 50,000 options granted

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the NEO’s during the most recently completed financial year.

Options and Stock Appreciation Rights (“SARs”) Granted During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase or acquire securities of the Company and any  SARs granted to the Named Executive Officers and directors of the Company during the fiscal period ended December 31, 2005.  Please note that the following options were granted in part to replace options that expired during 2005.

Name	Securities Under Options /SARs Granted in Financial Year	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Peter Dahl	350,000	15.52%	$0.40	$0.44	April 20, 2015
Jeffrey Dahl	350,000	15.52%	$0.40	$0.44	April 20, 2015
Robert Kell	350,000	15.52%	$0.40	$0.44	April 20, 2015
Larry McLean	350,000	15.52%	$0.40	$0.44	April 20, 2015
Allen Leschert	350,000	15.52%	$0.40	$0.44	April 20, 2015
Patricio Kyllmann	300,000	13.30%	$0.40	$0.44	April 20, 2015

Aggregated Options/SARs Exercised During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

None of the Named Executive Officers or directors held any SARs in respect of the Company’s shares during the most recently completed financial year.

The following table provides detailed information regarding stock options exercised by the Named Executive Officers and directors during the fiscal period ended December 31, 2005, and stock options held by the Named Executive Officers and directors as at December 31, 2005:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2005		Value of Unexercised In-The-Money Options/SARs at December 31, 2005
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Peter Dahl	nil	nil	625,000	nil	168,500	nil
Jeffrey Dahl	50,000	(1)19,000	750,000	nil	195,000	nil
Robert Kell	nil	nil	800,000	nil	221,500	nil
Larry McLean	nil	nil	800,000	nil	221,500	nil
Allen Leschert	nil	nil	600,000	nil	168,500	nil
Patricio Kyllmann	nil	nil	350,000	nil	66,000	nil

 (1)Value using the closing price of common shares of the Company on the TSX Venture Exchange on September 20, 2005 of $0.58, less the exercise price of the stock options.

Option and SAR Repricings

The Company did not reduce the exercise price of any options or SARs held by Named Executive Officers during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan or other defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have any employment contracts with any Named Executive Officer.

The Company and its subsidiaries do not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officers or (c) a change in responsibilities for the Named Executive Officers following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000.00.

Composition of the Compensation Committee

A Compensation Committee (“the Committee”) was formed November 16, 2003 to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company and such other persons as the Board of Directors may request from time to time.  The Committee is comprised of non-executive directors of the company, Allen Leschert, Patricio Kyllmann and Peter Dahl.

Report on Executive Compensation

In the process of determining compensation, it is the policy of the Committee to compensate the Company’s executive officers by cash payments and the granting of incentive stock options and, where considered appropriate, cash bonuses and other methods of compensation.  The incentive stock options are used to attract and retain qualified personnel to motivate performance with incentive compensation.  Though the Committee has not established any specific compensation criteria directly related to corporate performance, the Committee’s philosophy is to balance short and long term incentives in evaluating performance and determining actual incentive awards.  The Committee targets base salary levels by comparison with executive compensation disclosed by other public companies in the mineral resource industry of a similar size and circumstances to the Company, formal or informal surveys of compensation paid for comparable positions by other potential public and private employers, and other factors the Committee considers relevant, with adjustments to reflect factors pertaining to the Company as a whole such as the availability of financial resources and factors particular to the individual executive officer such as the timing and amount of any prior compensation increases and the composition thereof, changes in responsibility, the requirement for foreign travel and work assignments and the importance and relative scarcity of particular skills or expertise offered by the executive officer in light of the existing and anticipated future needs of the Company.  The base salaries are reviewed for market competitiveness and to reflect each executive officer’s responsibilities, experience and individual performance.  The Company has not established any formal bonus program for executives, but does grant bonuses on a discretionary basis, having regard to the circumstances of the Company and the performance of the individual executive and other factors the Committee considers relevant.  For example, at the beginning of the 2004 fiscal year, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month’s salary for each of the individual Senior Officers as follows: Jeffrey Dahl, President - $7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375.

Directors’ Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Allen Leschert, a director of the Company, provides legal services to the Company through the law firm, Leschert & Company Law Corporation.  Leschert & Company Law Corporation charged the Company $31,918 for legal services during the fiscal year.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.  The directors have been granted and/or exercised the incentive stock options described above under the heading “Options and Stock Appreciation Rights”.

11.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, senior officer, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.

12.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has been a director or senior officer of the Company at any time since the beginning of the last financial year, or any proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company’s last completed financial year, any material interest, direct or indirect, in any transactions or proposed transactions which in either case has or would materially affect the Company or any of its subsidiaries, save and except for the transactions referred to under the headings “Executive Compensation” and “Particulars of Other Matters to be Acted Upon” or otherwise disclosed herein or set forth below.

On April 19, 2005, 1,900,000 stock options at a price of $0.40 expired that had been granted to directors and officers of the Company on April 19, 2000.  On April 20, 2005, stock options were granted to directors and officers of the Company for the purchase of 2,225,000 shares at a price of $0.40 per share until expiry on April 20, 2015.

A director of the Company exercised a stock option on September 21, 2005 for the purchase of 50,000 shares at a price of $0.20/share.

Subsequent to the fiscal period ended December 31, 2005, a director of the Company exercised a stock option on January 3, 2006 for the purchase of 50,000 shares at a price of $0.20/share.

Subsequent to the fiscal period ended December 31, 2005, four directors of the Company were placees for an aggregate of 230,000 units (total units were 3,720,000) at $0.70 per unit.  Each unit consists of one common share and one-half of a non-transferable share purchase warrant.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.

Subsequent to the fiscal period ended December 31, 2005, a director of the Company exercised a warrant on January 19, 2006 for the purchase of 50,000 shares at a price of $0.40/share.

Subsequent to the fiscal period ended December 31, 2005, a director of the Company exercised a stock option on March 2, 2006 for the purchase of 100,000 shares at a price of $0.40/share.

13.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Information Circular, no director or senior officer of the Company named herein, no person who, to the knowledge of the Company, holds 10% or more of the votes, attached to securities of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which in either case has materially affected or will materially affect the Company.

14.

MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.

15.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to and hereby disclosed its corporate governance practices as follows:

Board of Directors

The Board is responsible for the general supervision of the management of the Company business and affairs with the objective of enhancing shareholder value.  The Board discharges its responsibilities directly and through its committees, which currently consists of an Audit Committee and a Compensation Committee.

The Board is comprised of six (6) directors.  Peter Dahl, Jeffrey Dahl, Robert Kell and Larry McLean are not independent.  Allen Leschert and Patricio Kyllmann are independent.  In British Columbia, a director is independent if a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the issuer and of any significant security holder.

Directorships

None of the directors of the Company are directors of any other issuer that is a reporting issuer.

Orientation and Continuing Education

An orientation program for new directors has not been required since all of the current directors have been directors of the Company for approximately ten (10) years and during that period there has not been a need to add new directors to the Board of Directors.  With respect to providing continuing education for the Company’s directors, the Board ensures that all directors are kept apprised of changes in the Company’s operations and business, any changes in the regulatory environment affecting the Company’s business and changes in their roles as directors of a public company.

Ethical Business Conduct

The Board has not adopted a written code of business conduct and ethics but encourages and promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability.  To ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board requires directors to act in the interest of the Company at all times.

Nomination of Directors

The Board has concluded that its small size allows it to effectively conduct the majority of the Company’s business at the full Board level rather than through delegation to several single purpose Board committees.  All of the current directors have been directors of the Company for approximately ten (10) years and there has not been a need to identify new candidates for board nomination.  Should the need for new candidates arise, the board as a whole will be responsible for identifying and recommending new nominees to the Board.

Compensation

The Compensation Committee (“the Committee”) is appointed to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company and such other persons as the Board of Directors may request from time to time.  The Committee is comprised of non-executive directors of the company, Allen Leschert, Patricio Kyllmann and Peter Dahl.  The process of determining compensation for directors and officers of the Company is described previously under in item 10 under the sub-heading “Report on Executive Compensation”.

Other Board Committees

The Company has no committees other than the Audit Committee and Compensation Committee at this time.  See Section 16 of this Information Circular under the heading entitled “Audit Committee and Relationship With Auditor”.

Assessments

The Chairman encourages discussion among the Board or the committee members, as the case may be, as to their evaluation of their own effectiveness over the course of the year.  All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.  The Board plans to implement periodic assessment meetings in order to review the effective performance of the Board, its members and committees.

16.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) and BC Securities Commission Instrument 52-509 Audit Committees, requires that the Company, as a venture issuer, disclose annually in its management information circular certain information concerning its audit committee and its relationship with its independent auditor, as set forth in the following:

The Company’s audit committee is governed by an audit committee charter, a copy of which is attached hereto as Appendix “B”.  The Company’s audit committee is composed of director Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and directors, Peter Dahl and Allen Leschert, who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  All three of the Audit Committee members are “financially literate”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.  Since the effective date of MI 51-110, the Company has not relied on exemptions in sections 2.4 or 8 of MI 52-110.  The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

The Audit Committee has taken steps to ensure that the Company’s auditor is independent of the Company by considering such matters as whether the auditor: a) holds a financial interest, either directly or indirectly in the Company; b) holds a position, either directly or indirectly, that gives the right or responsibility to exert significant influence over the financial or accounting policies of the Company; c) has personal or business relationships of immediate family, close relatives, partners or retired partners, either directly or indirectly with the Company; d) has economic dependence on the Company; and e) provides services in addition to the audit requirements.  The Company’s auditor has also provided written confirmation of their independence.  Non-audit services provided by the auditor is limited to the preparation of tax returns for the Company and does not include tax planning or tax advice.  Because of the limited amount of non-audit services and fees (preparation of tax returns only) the Audit Committee does not believe that contracts with the auditor for these non-audit services would compromise the auditor’s independence.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees (preparation of tax returns only)	All Other Fees
November 30, 2004	$13,300	nil	$750	$1,950
December 31, 2005	$25,000	nil	included in audit fees	nil

17.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Number of Directors

The shareholders of the Company will be asked to pass an ordinary resolution to determine the number of directors of the Company at six (6).  The management of the Company recommends to the shareholders that the resolution be passed.

(b)

Resolution to Approve Stock Option Plan

The Company currently grants incentive stock options pursuant to a “rolling” stock option plan (the “Plan”) which provides for the grant of incentive options equal in the aggregate (including any previously granted incentive options) to not more than 10% of the Company’s issued and outstanding shares from time to time at the discretion of the directors, subject to the terms and conditions of the Plan.  In accordance with the policies of the TSX Venture Exchange, the Company is required to obtain approval of the Plan on an annual basis.  Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution approving the Company’s incentive stock option plan, substantially in the form of the Stock Option Plan attached hereto as Appendix “A”.  All such options will be non-transferable and will be subject to all necessary regulatory approvals.  Management of the Company recommends to the shareholders that the foregoing resolution be passed.

(c)

Resolution to Appoint Auditors

The shareholders of the Company will be asked to pass an ordinary resolution to appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors for the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company.  Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, were appointed by the directors to fill the vacancy caused by the resignation of the Company’s former auditors, Steele & Co. on or about November 9, 2004.

 (d)

Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual General Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The Company is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange.  The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

18.

RESTRICTED SECURITIES

The Company does not currently have any outstanding restricted securities.

19.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is filed publicly on the SEDAR system and is available for viewing by interested members of the public at www.sedar.com.  The Company’s comparative financial statements and Management Discussion and Analysis also provide financial information pertaining to the Company for its most recently completed financial year which are available on SEDAR.  Shareholders may also request a copy, free of charge, by contacting the Company at #301–32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3 (Attention:  Brenda McLean).

DATED as of the 18th day of April, 2006

BY ORDER OF THE BOARD OF DIRECTORS

SAMEX MINING CORP.

“Jeffrey P. Dahl”

________________________________________

JEFFREY P. DAHL

PRESIDENT

APPENDIX “A”

SAMEX MINING CORP.

STOCK OPTION PLAN

(Rolling Option Plan)

SECTION 1
GENERAL PROVISIONS

1.1

Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(b)

“Board” means the Board of Directors of the Corporation;

(c)

“Business Day” means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British Columbia;

(d)

“Common Shares” means the Common Shares of the Corporation;

(e)

“Corporation” means Samex Mining Corp.;

(f)

“Consultant” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(g)

“Consultant Company” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(h)

“Date of Grant” means the effective date an Option is granted under this Plan;

(i)

“Disinterested Shareholder Approval” means approval by majority of votes cast by all shareholders at a shareholders meeting of the Corporation, with holders of non-voting and subordinate voting shares of the Corporation being given full voting rights, other than votes cast by the Participant, if an Insider, and any other Insiders to whom Options may be issued or existing Options amended under the Plan or any Associates of the Participant or such Insiders;

(j)

“Directors” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(k)

“Discounted Market Price” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(l)

“Eligible Person” means an individual who is an Employee, Director, Management Company Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

(m)

“Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(n)

“Insider” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(o)

 “Investor Relations Activities” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(p)

“Management Company Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(q)

“Market Price” has the meaning set forth in section 1.2 of Policy 1.1 of the TSX-V Corporate Finance Manual;

(r)

“Option” means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

(s)

“Option Agreement” has the meaning set out in section 2.3(d) hereof;

(t)

“Optionee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(u)

“Participant” means Optionees to whom Options have been granted;

(v)

“Plan” means this Samex Mining Corp. Stock Option Plan;

(w)

“Policy” means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

(x)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(y)

“Subsidiary” means a company the majority of whose voting shares are held by the Corporation at the time of grant;

(z)

“Take-over Bid” means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

(aa)

“Termination Date” means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

(bb)

“Tier 1 Issuer” and “Tier 2 Issuer” have the meanings set forth in the policy 2.1 of the TSX-V Corporate Finance Manual;

(cc)

“TSX-V” means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange Inc.);

(dd)

“United States” means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

(ee)

“U.S. Person” means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2

Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d)

encouraging Eligible Persons to remain with the Corporation or its Subsidiaries; and

(e)

attracting new employees and officers.

1.3

Administration

(a)

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

(b)

Subject to the limitations of the Plan, the Board shall have the authority to:

(i)

grant options to purchase Common Shares to Eligible Persons;

(ii)

determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4

Shares Reserved

(a)

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the “Reserve”).  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% (or, if the Corporation is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval, such greater amount as may be so approved up to the maximum unallocated portion of the Reserve) of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

(b)

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

(c)

If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii)

the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares;

provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.  If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5

Limits with Respect to Insiders, Consultants and Investor Relations

(a)

The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

(b)

The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement over the preceding one year period.  The maximum number of Common Shares which may be issued to any one Insider and such Insiders’ Associates under the Plan within a one year period shall, unless the Corporation is on the Date of Grant a Tier 1 Issuer and the Option is approved by Disinterested Shareholder Approval, be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Insider under any other Share Compensation Arrangement over the preceding one year period.

(c)

Any entitlement to acquire Common Shares granted pursuant to any Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

(d)

Notwithstanding any other provision herein, the maximum number of Common Shares which may be reserved in a 12 month period for issuance to any one Consultant or persons employed in Investor Relations Activities shall not exceed 2% of the Corporation’s issued and outstanding common shares at the Date of Grant and, if the Participant is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Common Shares under that Option shall vest in any three month period.

(e)

The Board shall, from time to time, establish appropriate procedures to monitor the trading in the securities of the Corporation by all Participants performing Investor Relations Activities, including, without limitation, the establishment of a designated brokerage account through which the Participant will be required to conducts all trades in the securities of the Corporation or a requirement for such Participant to file insider trade reports with the Board, and any Option granted to a Participant engaged in Investor Relations Activities shall be granted on and subject to compliance with such procedures.

1.6

Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.7

Amendment and Terminating

(a)

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remaining outstanding.

(b)

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

(c)

If an Option is amended so as to result in a reduction in the exercise price of the Option and the Participant is an Insider of the Corporation at the time of a proposed amendment, such amendment shall be subject to and conditional upon receipt of Disinterested Shareholder Approval.

1.8

Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.9

Vesting Provisions

The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and as are in compliance with Policy and any of the other applicable rules and policies of the TSX-V, which provisions shall be set forth in that Participant’s Option Agreement.

1.10

Hold Periods and Legends

(a)

Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation (“Applicable Securities Legislation”) and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation (“Statutory Legend”), be endorsed with a legend, as set out in this section 1.10 and such other legend as may be prescribed from time to time by legal counsel for the Corporation.

(b)

Where the Corporation is a Tier 2 Issuer or where the Corporation is a Tier 1 Issuer and an Options is granted at a price based on the Discounted Market Price, any Common Shares issuable upon exercise of the Option shall be subject to a hold period of four months from the Date of Grant, plus any additional hold period under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend and the following additional legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the Date of Grant].”

(c)

Where the Corporation is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

1.11

Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation.  Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

SECTION 2

OPTIONS

2.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2

Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

2.3

Exercise of Option

(a)

Options granted must be exercised no later than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer, after the Date of Grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

(b)

Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative.

(c)

Except as otherwise determined by the Board,

(i)

if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable if the Corporation is a Tier 2 Issuer on the Date of Grant, 90 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

(ii)

notwithstanding subsection 2.3(c)(i), if a Participant who is engaged in Investor Relations Activities and he ceases to be employed for any reason whatsoever other than death, each Option held by such Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable, if the Corporation is a Tier 2 Issuer on the Date of Grant, 30 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date;

(iii)

if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

(d)

Each Option shall be confirmed by an option agreement (an “Option Agreement”) substantially in the form attached hereto as Schedule “A” together with such amendments and variations as may be approved by the Board at the Date of Grant, executed by the Corporation and by the Participant.

(e)

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(f)

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary-Treasurer of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased.  Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

(g)

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

(i)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(iii)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange in which the Common Shares are then listed.

2.4

U.S. Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

SECTION 3

TAKE-OVER BIDS

3.1

Take-over Bids

If a Take-over Bid is made, then, notwithstanding Section 2, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

(a)

The Board may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with their terms.

(b)

If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a “Take-over Bid Notice”) to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

(c)

If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the “Specified Shares”) shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d)

If, upon the expiry of the applicable Options exercise period specified in Section 3.1(b) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 3.1, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

(e)

If:

(i)

the Take-over Bid is not completed; or

(ii)

all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

(f)

If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

(g)

In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

SECTION 4

MISCELLANEOUS PROVISIONS

4.1

The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

4.2

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

4.3

The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant.  Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation’s Common Shares.

SCHEDULE “A”

SAMEX MINING CORP.

301 – 32920 Ventura Avenue

Abbotsford, BC, V2S 6J3

TO:

______________ , 200__

Re: Option Agreement

You have been designated as an Eligible Person under the SAMEX MINING CORP. Stock Option Plan, a copy of which is enclosed with this letter (the “Plan”).  All capitalised terms in this Agreement defined in the Plan shall have the same meaning herein as therein.  Assuming that you become a Participant by signing this letter, the details of the Options which have been granted to you under the Plan are as follows:

(a)

Designated Number (the aggregate
number of Common Shares which you may
purchase under the Option):

(b)

Option Price (price per Common Share):

$

(c)

Expiry Date:

(d)

Vesting Date and Designated Quantity
(the quantity of the Designated Number of
Common Shares which you may purchase each
year)

Vesting Date

Designated Quantity

(e)

Termination of Option

If you accept the Options and agree to participate in the Plan and be bound by and comply with the terms and conditions of the Plan which are hereby specifically incorporated by reference into this Agreement and the terms and conditions set out herein, please sign one copy of this letter and return it to _________________________ by _______________________________ .

By signing and returning this letter to SAMEX MINING CORP., you hereby covenant, represent, warrant and agree that:

(a)

you shall not, directly or indirectly in any manner whatsoever, sell, transfer, assign, mortgage, charge, pledge, grant a security interest in or otherwise dispose of or encumber all or any part of the Options granted to you by this Option Agreement;

(b)

you are an individual which is an Eligible Person with respect to the Corporation or a Subsidiary at the date hereof;

(c)

if you are a company, you have prepared, executed and delivered herewith a TSX-V Form 4F Certification and Undertaking, a copy of which is attached hereto, which is true and correct in every material respect, for further filing by the Corporation with the TSX-V in conjunction with its seeking TSX-V approval to the Option; and

(d)

if you are a U.S. Person, you have prepared, executed and delivered herewith a supplemental Acknowledgment and Agreement for US Optionees substantially in the form provided by the Corporation, which is true and correct in every material respect.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

SAMEX MINING CORP.

By:

I have read the SAMEX MINING CORP. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

SIGNATURE:

(Signature of Witness)

NAME:

(Address of Witness)

(Date)

SCHEDULE “B”

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the “Stock Option Agreement”) as to                          Common Shares of SAMEX MINING CORP. (collectively, the “Option Shares”).

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above are to be issued in the following registration:

(Print Optionee’s Name)

(Optionee’s Signature)

(Date)

(Address)

SCHEDULE “C”

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the “Stock Option Agreement”) as to                          Common Shares of SAMEX MINING CORP. (collectively, the “Option Shares”).

Upon receipt of a cheque from my broker for full payment as specified in the Stock Option Agreement, I request the issuance of shares in my name and instruct the transfer agent to deliver the share certificate to my broker, at the address listed below, representing the common shares as soon as reasonably practical after receipt of the cash consideration:

Name:

_______________________________

Address:

_______________________________

_______________________________

_______________________________

Tel:

_______________________________

Fax:

_______________________________

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

(Print Optionee’s Name)

(Optionee’s Signature)

(Date)

(Address)

APPENDIX “B”

AUDIT COMMITTEE CHARTER

SAMEX MINING CORP.

(the “Company”)

May 5, 2005

(Implemented pursuant to Multilateral Instrument 52-110 (the “Instrument”))

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company.  Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART I

Purpose:

The purpose of the Committee is to manage and maintain the effectiveness of the financial aspects of the governance structure of the Company.

1.1

Definitions

In this Charter,

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“Affiliate” means a company that is a subsidiary of another company or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Company's external auditor for the audit and review of the Company's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

“Board” means the board of directors of the Company;

“Charter” means this audit committee charter;

“Company” means SAMEX MINING CORP.

"Committee" means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;

“Control Person” means any person that holds or is one of a combination persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company, except where there is evidence showing that the holder of those securities does not materially affect control of the Company;

"executive officer" means an individual who is:

a)

the chair of the Company;

b)

the vice-chair of the Company;

c)

the President of the Company;

d)

the vice-president in charge of a principal business unit, division or function including sales, finance or production;

e)

an officer of the Company or any of its subsidiary entities who performs a policy-making function in respect of the Company; or

f)

any other individual who performs a policy-making function in respect of the Company;

“financially literate” has the meaning set forth in Section 1.3;

"immediate family member" means a person’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person’s immediate family member) who shares the individual's home;

“independent” has the meaning set forth in Section 1.2;

“Instrument” means Multilateral Instrument 52-110;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

“Member” means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"non-audit services" means services other than audit services;

1.2

Meaning of Independence

1.

A Member is independent if the Member has no direct or indirect material relationship with the Company.

2.

For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgement.

3.

Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Company:

a)

a Control Person of the Company;

b)

an Affiliate of the Company; and

c)

an employee of the Company.

1.3

Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

PART 2

2.1

Audit Committee – The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.

2.2

Relationship with External Auditors – The Company will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3

Committee Responsibilities

1.

The Committee shall be responsible for making the following recommendations to the Board:

a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

b)

the compensation of the external auditor.

2.

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.  This responsibility shall include:

a)

reviewing the audit plan with management and the external auditor;

b)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c)

reviewing audit progress, findings, recommendations, responses and follow up actions;

d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e)

reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

f)

reviewing the evaluation of internal controls by the external auditor, together with management's response;

g)

reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable; and

h)

annual approval of audit mandate.

3.

The Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the issuer's external auditor.

4.

The Committee shall review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.

The Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

6.

When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditor.

8.

The Committee shall, as applicable, establish procedures for:

a)

the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b)

the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9.

As applicable, the Committee shall establish, periodically review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10.

The responsibilities outlined in this Charter are not intended to be exhaustive.  Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4

De Minimis Non-Audit Services

1.

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the fiscal year in which the services are provided;

b)

the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5

Delegation of Pre-Approval Function

1.

The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2.

The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1

Composition

1.

The Committee shall be composed of a minimum of three Members.

2.

Every Member shall be a director of the issuer.

3.

The majority of Members shall be independent.

4.

Every audit committee member shall be financially literate.

PART 4

4.1

Authority

1.

Until the replacement of this Charter, the Committee shall have the authority to:

a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

b)

to set and pay the compensation for any advisors employed by the Committee,

c)

to communicate directly with the internal and external auditors; and

d)

recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1

Disclosure in Information Circular -- If management of the Company solicits proxies from the security holders of the Company for the purpose of electing directors to the Board, the Company shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

PART 6

6.1

Meetings

1.

The Committee shall meet at such times during each year as it deems appropriate.

2.

Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3.

Minutes shall be kept of all meetings of the Committee.